FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	August	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated August 2, 2005 (“Research In Motion Provides Update on NTP Litigation")	Page No 2

Document 1

August 2, 2005

FOR IMMEDIATE RELEASE

Research In Motion Provides Update on NTP Litigation

Waterloo, ON – The U.S. Court of Appeals for the Federal Circuit (“Federal Circuit”) issued a ruling today in the patent litigation between Research In Motion Limited (“RIM”) (Nasdaq: RIMM; TSX: RIM) and NTP, Inc. (“NTP”). RIM had petitioned the Federal Circuit for a rehearing of its initial December 14, 2004 ruling by the three-judge panel and/or en banc review by all active judges of the Federal Circuit. Today’s ruling by the Federal Circuit granted RIM’s petition for rehearing by the three-judge panel, thereby rendering moot the petition for en banc review. In its ruling today, the three-judge panel of the Federal Circuit formally withdrew its original decision of December 14, 2004, and replaced it with a new decision.

At trial in the District Court in 2002, NTP successfully asserted 16 claims of 5 patents against RIM. Today’s Federal Circuit decision reversed the District Court’s ruling of infringement on 6 of the 16 claims, and found that RIM does not infringe those 6 claims. Consistent with its prior ruling, the Federal Circuit also vacated the District Court’s finding of infringement of an additional 3 of the 16 patent claims because the District Court erred in construing their scope, and remanded to the District Court for further proceedings based on the new claim construction.

Infringement of the remaining 7 claims of the NTP patents was affirmed in today’s ruling.  However, 2 of those claims have already been rejected by the U.S. Patent and Trademark Office (“USPTO”) in its initial rulings in reexamination proceedings, and the other 5 claims (relating to a single patent) remain the subject of an ongoing Director-initiated reexamination proceeding at the USPTO, in which an initial ruling is expected soon.

Consistent with its prior ruling, the Federal Circuit also vacated the damages award and injunction imposed by the District Court and ordered further proceedings.

On June 9, 2005, RIM announced that it had brought a motion before the Federal Circuit seeking to stay the appeal and remand to the District Court to enforce the parties’ March 2005 settlement of the litigation. The Federal Circuit denied RIM’s motion to stay the appeal. The Federal Circuit was not asked to and did not rule on the enforcement of the settlement. The effect of today’s ruling is to leave the enforcement of the settlement to be decided by the District Court. In addition, RIM may seek en banc review of today’s ruling of the panel as to the affirmed patent claims and may also seek review by the United States Supreme Court.

If the patent dispute returns to the District Court on remand proceedings, RIM expects that NTP will ask the court to enter an injunction similar to the one previously granted (and subsequently vacated by the new Federal Circuit decision) that would prohibit RIM from providing BlackBerry service and from using, selling, manufacturing or importing its handhelds and software in the United States.  While RIM maintains that an injunction is inappropriate given the facts of the case and recent doubts raised as to the validity of the patents in question, it ultimately will be up to the court to decide these matters and there can be no assurance of a favorable outcome of any litigation.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to RIM’s plans and expectations regarding its dispute with NTP.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Such forward-looking statements are subject to a number of risks and uncertainties, including, in particular, the inherent uncertainty regarding the outcome of any litigation, and the risks and uncertainties and potential outcomes that are described in the risk factor titled “The Company May Infringe on the Intellectual Property Rights of Others” in the “Risk Factors” section of RIM’s Annual Information Form for fiscal 2005, which is included in its Annual Report on Form 40-F for fiscal 2005 (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

_________________

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	August 3, 2005	By:	/s/ Dennis Kavelman (Signature)
Dennis Kavelman
Chief Financial Officer